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Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  Sarah E. Berry

Re:    Embedded Support Tools Corporation
       Registration Statement on Form S-1
       File No. 333-93409

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Embedded Support Tools Corporation (the "Company") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-93409), as amended, that was originally filed with the Securities and Exchange Commission on December 22, 1999. The company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

     If you have any questions with respect to this letter please contact Rutledge A. Simmons of the law firm of Holland & Knight LLP at (617) 619-9258.

                                  Very truly yours,


                                  EMBEDDED SUPPORT TOOLS CORPORATION

                                  /s/ Peter S. Dawson
                                  ---------------------------------------
                                  Peter S. Dawson
                                  President and Chief Executive Officer